April 22, 2025

Michael Buhle
Chief Executive Officer and Chief Commercial Officer
Aspira Women's Health Inc.
12117 Bee Caves Road, Building III, Suite 100
Austin, TX 78738

       Re: Aspira Women's Health Inc.
           Registration Statement on Form S-1
           Filed April 16, 2025
           File No. 333-286561
Dear Michael Buhle:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure on the cover page that this prospectus relates to the resale of
       345,988 shares of common stock and "up to $2,000,000 of shares of [c]ommon
       [s]tock, by Triton Funds LP[.]" Please revise the cover page to reflect the volume of shares associated with the "up to $2,000,000 of shares of common stock" being registered in this offering.
Selling Stockholder, page 18

2. Please revise this section to reflect the total number of shares being registered pursuant to the Purchase Agreement, including the $2,000,000 of shares identified on the cover page.
 April 22, 2025
Page 2

General

3. We note the disclosure in your Current Report on Form 8-K, filed April 16, 2025, that you received written notice from The Nasdaq Stock Market indicating that the Nasdaq
       Hearings Panel determined to delist your common shares from Nasdaq. Please update your cover page to disclose where your common shares are listed or quoted.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Emily A. Mastoloni, Esq.